UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Proposals of the Board of Directors to be submitted to Banco Bradesco S.A.’s shareholders at the Special Shareholders’ Meeting to be held on June 10th, 2010, at 5 p.m.

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. submits the following proposals for examination and resolution:

I.         Capital Stock Increase: to increase the capital stock from R$26,500,000,000.00 to R$28,500,000,000.00, by means of:

1.       Reserves Capitalization: the capital stock will be increased by R$2,000,000,000.00, by capitalization of part of the balance of the “Profit Reserves – Statutory Reserve” account, pursuant to the provisions of Article 169 of Law # 6,404/76, including bonus shares;

2.       Bonus Shares (10%): already considered the cancellation of the 6,676,340 non-par, registered, book-entry shares, of which 3,338,170 are common shares and 3,338,170 are preferred shares, resolved at the Special Shareholders' Meeting held on March 3, 2010, in process of ratification by the Central Bank of Brazil, 342,040,948 new non-par, book-entry,  registered shares will be issued, of which 171,020,483 are common shares and 171,020,465 are preferred shares, which will be conferred, free of charge to shareholders, as bonus share, at the ratio of 1 (one) new share for each 10 (ten) shares of the same type held thereby on the record date, observing:

2.1.    Objective: the bonus share operation aims at: a) improving the liquidity of the shares on the Market, taking into account that a higher quantity of outstanding shares, potentially, improves business; b) to allow an adjustment to share prices, making them more attractive and accessible to a greater number of investors. Share bonus, on its turn, does not have legal consequences, as it does not cause changes to the proportional ownership of any shareholder. As for the economic effects, there will be an increase of 10% in the total amount of dividends monthly paid, thus benefiting all shareholders on a proportional basis.

./.

Proposals of the Board of Directors to be submitted to Banco Bradesco S.A.’s shareholders at the Special Shareholders’ Meeting to be held on June 10th, 2010, at 5 p.m.                                                                                                                 .2.

2.2.    Record Date: the record date of bonus entitlement will be notified to the Market after the approval of the respective process by the Central Bank of Brazil.

2.3.    Trading: current shares shall continue to be traded entitled to bonus  and new shares will be available for trading after the approval of the respective process by the Central Bank of Brazil and their inclusion in the shareholders’ position to be notified to the Market.

2.4.    Bonus Shares Entitlement: They will be entitled to dividends and/or interest on own capital to be declared as of the date of their inclusion in the shareholders’ position. They are also fully entitled to eventual advantages attributed to other shares as of the aforementioned date.

2.5.    Monthly Dividends: monthly dividends will be maintained at R$0.013219250 per common share and R$0.014541175 per preferred share, so as the amount paid monthly to shareholders will be increased by 10% after the inclusion of new shares in the shareholders’ positions.

2.6.    Fractions of Shares: the bonus share will always occur in whole numbers.  The remaining shares resulting from fractions of shares will be separated, grouped into whole numbers and sold in an Auction to be held at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange), after the period of thirty (30) days set forth in Article 169, paragraph 3, of Law # 6,404/76, which will be determined after the process is duly approved by the Central Bank of Brazil, and the respective amounts will remain available to shareholders entitled thereto.

2.7.    Cost of Bonus Shares: the cost attributed to the bonus shares is R$5.847253119 per share, regardless of the type, pursuant to the provisions in Paragraph One of Article 25 of the Normative Ruling of the Brazilian Internal Revenue Service #25 of March 6th, 2001.

Proposals of the Board of Directors to be submitted to Banco Bradesco S.A.’s shareholders at the Special Shareholders’ Meeting to be held on June 10th, 2010, at 5 p.m.                                                                                                                 .3.

2.8.    Additional Procedures – Fractions of Shares

For the holders of rights, the Company will:

a)       assign credit for those registered as checking account holders with a Financial Institution; and

b)      pay to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange), which will transfer the respective amounts to the holders of rights registered, by means of its Custody Agents.

Those who do not hold a checking account with a Financial Institution, but their records are regularly registered at Bradesco, will be notified and with their identity card must go to any Bradesco branch to receive the amount they are entitled to.

For unidentified or not located shareholders, the respective amounts will remain available at the Company.

2.9.    Holders of Depositary Receipts (DRs), Traded in the United States and Spain

Simultaneously to the Brazilian Market operation, and in the same proportion, bonus will be paid in the form of ADRs - American Depositary Receipts in the U.S. Market (NYSE) and in the form of GDRs – Global Depositary Receipts in the European Market (Latibex) and investors will receive 1 (one) new DR for each 10 (ten) DRs held on the record date.

•           the resulting fractions, similarly to the operations in Brazil, will be separated, grouped into whole numbers and sold on the respective Stock Exchanges, and the amounts will be credited to the holders of fractions;

Proposals of the Board of Directors to be submitted to Banco Bradesco S.A.’s shareholders at the Special Shareholders’ Meeting to be held on June 10th, 2010, at 5 p.m.                                                                                                                 .4.

•           once concluded the operation, DRs - Depositary Receipts will continue to be traded at the ratio of 1 (one) preferred share to 1 (one) DR, in the aforementioned Markets.

II.      Statutory Amendment: to amend the “caput” of Article 6 of the Company’s Bylaws, as a result of the previous item, which shall have the following wording: “Article 6) The Capital Stock is R$28,500,000,000.00 (twenty eight billion five hundred million reais), divided into 3,762,450,441 (three billion, seven hundred sixty two million, four hundred fifty thousand, four hundred forty one) non-par, book-entry, registered shares, of which 1,881,225,318 (one billion, eight hundred eighty one million, two hundred twenty five thousand, three hundred eighteen) are common shares and 1,881,225,123 (one billion, eight hundred eighty one million, two hundred twenty five thousand one hundred twenty three) are preferred shares.”

Cidade de Deus, Osasco, SP, May 10th, 2009

Board of Directors

Lázaro de Mello Brandão                 -  Chairman

Antônio Bornia                                - Vice Chairman

Mário da Silveira Teixeira Júnior

Márcio Artur Laurelli Cypriano

João Aguiar Alvarez

Denise Aguiar Alvarez

Luiz Carlos Trabuco Cappi

Carlos Alberto Rodrigues Guilherme

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-

We declare this is a free English translation of part of the Minutes of the Special Meeting # 1,621, of the Bank’s Board of Directors, held on May 10th, 2010, drawn up in the Company’s records.

Banco Bradesco S.A.

In compliance with Article 14 and Exhibit 14 of CVM Rule no. 481, of December 17, 2009, concerning the capital increase with 10% bonus shares and consequent amendment to the Company's Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders' Meeting to be held on June 10, 2010, at 5:00 p.m., we highlight:   .0.

1.      Inform the capital increase and the new capital stock amounts

Increase of R$2,000,000,000.00, up from R$26,500,00,000.00 to R$28,500,000,000.00.

2.      Inform if the increase will be made by means of: (a) conversion of debentures into shares; (b) exercise of subscription right or subscription bonus; (c) profit or reserve capitalization; or (d) subscription of new shares

Increase through capitalization of part of the balance of item "Profit Reserves – Statutory Reserves", pursuant to provisions of Article 169, of Law # 6,404/76, with bonus shares.

3.      Explain in detail the reasons for the increase and its legal and economic consequences

To increase the liquidity of the shares in the market, given that higher free float potentially generates more business, making the share price more attractive and allow an adjustment in share prices, making them more attractive and accessible to a greater number of investors. Share-based bonus, for its part, does not have legal consequences as it preserves the proportional ownership of all shareholders. As for the financial effect, there will be a 10% increase in the total monthly dividends, thus benefiting all shareholders proportionally.

4.      Provide a copy of the Fiscal Council Report, if applicable

Full transcript of the Fiscal Council Report recorded at the Fiscal Council Special Meeting, held on May 10, 2010, “Fiscal Council Report- Banco Bradesco S.A.  - The undersigned members of Banco Bradesco S.A.'s Fiscal Council, in accordance with the provisions of Article 163, Item III, of Law # 6,404/76, after examining the Proposals of the Board of Directors for Capital Stock Increase through the Capitalization of Reserves with 10% Bonus Shares, with the consequent amendment to caput of Article 6 of the Bylaws, recorded at the Special Meeting # 1,621, of that body, held on this date, recommend their approval by the Company's shareholders at the Special Shareholders' Meeting to be held on June 10, 2010, at 5:00 p.m.” Cidade de Deus, Osasco, State of São Paulo, May 10, 2010. Members of the Fiscal Council - Nelson Lopes de Oliveira, Domingos Aparecido Maia and Ricardo Abecassis Espírito Santo Silva.

5.      In the event of capital increase through share subscription

Not applicable

6.      In the event of capital increase through capitalization of profits or reserves

a.         Inform if the face value of shares will be changed, if applicable, or if new shares will be distributed among shareholders

In compliance with Article 14 and Exhibit 14 of CVM Rule no. 481, of December 17, 2009, concerning the capital increase with 10% bonus shares and consequent amendment to the Company's Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders' Meeting to be held on June 10, 2010, at 5:00 p.m., we highlight:   .1.

The shares of the Company, pursuant statutory provision, have no par value, including those resulting from the capital stock increase proposed herein. The 342,040,948 new shares to be issued will be allocated at no cost to shareholders, as bonus, at the ratio of one (1) new share to each ten (10) shares of the same type they own on the reference date.

b.        Inform if the capitalization of profits or reserves will take place with or without change to the number of shares in the companies with shares with no par value

The capitalization proposed will increase the number of shares as follows:

Number of Shares	Current	Proposed
Common Shares (ON)	1,710,204,835	1,881,225,318
Preferred Shares (PN)	1,710,204,658	1,881,225,123
Total	3,420,409,493	3,762,450,441

c.         In the event of distribution of new shares

                                       i.     Inform the number of issued shares of each type and class

Number of Issued Shares by Type
Common Shares (ON)	171,020,483
Preferred Shares (PN)	171,020,465
Total	342,040,948

                                ii.          Inform the percentage in shares to be received by shareholders

All the shareholders will receive, as a bonus, 10% in shares.

                              iii.          Describe the rights, benefits and restrictions attributed to the shares to be issued

Type	Rights	Benefits	Restrictions
Common Shares

•  voting right;

•  In the case of a public offering resulting from a possible sale of the Company's control, the common shares not part of the controlling block will be entitled to receiving one hundred percent (100%) of the price paid per common share held by the controlling shareholders.

•       entitled to dividends and/or interest on own capital that might be declared as of the date of their inclusion in the shareholders' position. entitled to receive, in full, any benefits attributed to the other shares as of the aforementioned date.

• conversion of common shares into preferred shares is not allowed;
Preferred Shares

a)   priority for Capital Stock repayment in the event of Company's winding-up;

b)   dividends ten percent (10%) higher than those attributed to the common shares;

c)    Inclusion in a public offering resulting from a possible sale of the Company's control, entitling their holders to receive a price equal to eighty percent (80% ) of the price paid per common share that is part of the controlling block.

		• as above.	• has no voting right; • conversion of preferred shares into common shares is not allowed;

./.

In compliance with Article 14 and Exhibit 14 of CVM Rule no. 481, of December 17, 2009, concerning the capital increase with 10% bonus shares and consequent amendment to the Company's Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders' Meeting to be held on June 10, 2010, at 5:00 p.m., we highlight:   .2.

                              iv.          Inform the acquisition cost, in Brazilian reais per share, to be attributed so that shareholders may comply with Article 10 of Law # 9,249, of December 26, 1995

The cost attributed to the bonus shares is R$5.847253119 per share, regardless of the type.

                                v.          Inform the treatment given to fractions, if applicable.

The bonus share will always occur in whole numbers. The remaining shares resulting from fractions of shares will be separated, grouped into whole numbers and sold at an Auction to be held at BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, after the period of thirty (30) days set forth in Article 169, paragraph 3, of Law # 6,404/76, which will be determined after the process is duly approved by the Central Bank of Brazil, and the respective amounts will remain available to shareholders entitled thereto.

d.             Inform the period set forth in Article 169, paragraph 3, of Law # 6,404, de 1976

See item 6.c.v.

Pursuant to Item I, of Article 11, of CVM Rule # 481, of December 17, 2009, we transcribed the Bylaws emphasizing the amendments resulting from the capital increase with bonus shares, to be submitted to the resolution of the shareholders of Banco Bradesco S.A., at the Special Shareholders' Meeting to be held on June 10, 2010, highlighting that the requirement of Item II of said Article has already been detailed:         .1.

Estatuto Social

Current Wording	Proposed Wording
Section I - Organization, Duration and Headquarters	No amendments.
Article 1) Banco Bradesco S.A. is a publicly-held company, hereinafter referred to as the Company, and will be governed by the present Bylaws.	No amendments.
Article 2) The Company’s term of duration is undetermined.	No amendments.
Article 3) The Company’s headquarter and jurisdiction are located in the administrative center called “Cidade de Deus”, in Vila Yara, city and judicial district of Osasco, State of São Paulo.	No amendments.

Article 4) The Company may settle or close Branches in the country, at the discretion of the Board of Executive Officers, and abroad, upon the additional approval of the Board of Directors, hereinafter referred to as the Board.

No amendments.
Section II - Corporate Purpose	No amendments.
Article 5) The Company’s corporate purpose is to perform general banking activities, including foreign exchange transactions.	No amendments.
Section III - Capital Stock	No amendments.

Article 6) The Capital Stock is R$26,500,000,000.00  (twenty six billion, five hundred million reais), divided into 3,420,409,493 (three billion, four hundred twenty million, four hundred and nine thousand, four hundred ninety three) book-entry, registered shares, with no par value, of which 1,710,204,835 (one billion, seven hundred ten million, two hundred and four thousand, eight hundred thirty five) are common shares and 1,710,204,658  (one billion, seven hundred ten million, two hundred and four thousand, six hundred fifty eight) are preferred shares.

Article 6) The Capital Stock is R$28,500,000,000.00  (twenty eight billion, five hundred million reais), divided into 3,762,450,441 (three billion, seven hundred sixty two million, four hundred fifty thousand, four hundred forty one) book-entry, registered shares, with no par value, of which 1,881,225,318 (one billion, eight hundred eighty one million, two hundred twenty five thousand, three hundred eighteen) are common shares and 1,881,225,123 (one billion, eight hundred eighty one million, two hundred twenty five thousand, one hundred twenty three) are preferred shares.

Paragraph One - Common shares will provide to its holders the rights and  privileges  provided  by law. In  the  case  of  a public offering, following an eventual sale of the Company’s control, common share that is not part of the controlling capital will have the right to receive 100% (one hundred per cent) of the price paid per common share held by the controllers.

No amendments.

Paragraph Two - Preferred shares will have no voting rights, but will entitle  their  holders to  the  following rights and privileges:

a)  priority in Capital Stock reimbursement, in the event of the Company’s liquidation;

b)  dividends 10% (ten per cent) higher than those attributed to common shares;

c)  inclusion in an eventual public offering resulting from the sale of the Company’s control, entitling their holders to receive a price equal to 80% (eighty per cent) of the price paid per common share that is part of the controlling capital.

No amendments.

Paragraph Three - In the event of a capital increase, at least 50%  (fifty per cent) of the capital will be paid at  the time of subscription and the remaining amount will be paid through a Board of Executive Officers’ call, as per legal precepts.

No amendments.

Paragraph Four - The Company’s capital share is constituted of book-entry shares only, which will be kept into deposit accounts in the Company, issued in favor of their holders, without issuance of certificates. The service cost of transfer of ownership of the said shares may be charged from the shareholders.

No amendments.
Paragraph Five - The following actions will not be permitted: a) conversion of common shares into preferred shares and vice versa; b) issue of participation certificates.	No amendments.

Paragraph Six - The Company may, upon the authorization of the Board of Directors, acquire shares issued by the Company itself, for cancellation or temporary maintenance in treasury, and posterior sale.

No amendments.
Section IV - Management	No amendments.
Article 7) The Company will be managed by a Board of Directors and a Board of Executive Officers.	No amendments.
Section V - Board of Directors	No amendments.

Article 8) The Board of Directors, whose term of office is of 1 (one) year, is constituted by 6 (six) to 9 (nine) members, who should vote for 1 (one) Chairman and 1 (one) Vice-Chairman among themselves.

No amendments.
Paragraph One - The Board’s decisions will only be valid if supported by the absolute majority of the effective members, including the Chairman, who will have the casting vote, in the event of a tie.	No amendments.

Paragraph Two - In the event the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice-Chairman will take over. In the absence or temporary unavailability of the Vice-Chairman, the Chairman will appoint a substitute among other Board members. In the event of a vacancy of the Vice-Chairman’s position, the Board will appoint a substitute, who will serve for the time remaining to complete the term of office of the replaced member.

No amendments.

Paragraph Three - In the event of temporary or permanent leave of any other member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard to the precepts of law and of these Bylaws.

No amendments.
Article 9) In addition to the duties set forth by law and by the present Bylaws, the Board's responsibilities and duties include the following:	No amendments.

a)  to ensure that the Board of Executive Officers is always rigorously capable to perform its duties;

b)  to make sure that the corporate business is being conducted with probity, in order to preserve the Company’s credibility;

c)  to maintain management continuity, whenever possible, which is highly recommended for the stability, prosperity and security of the Company;

d)  to establish the general guidelines of the Company’s business, as well as to deliberate upon the constitution and performance of Operational Portfolios;

e)  to authorize, in cases of operations with companies not composing the Bradesco Organization, the acquisition, the disposal and encumbrance of assets composing the Permanent Assets and non-permanent equity interest  of the Company and its direct and indirect subsidiaries, when referring to amount higher than 1% (one per cent) of their respective Shareholders’ Equity;

f)     to decide on trades involving shares issued by the Company, in accordance with Paragraph Six of Article 6;

g)  to authorize the granting of any kind of donation, contribution or aid, regardless of the beneficiary;

h)   to approve the payment of dividends and/or interest on own capital proposed by the Board of Executive Officers;

i)      to submit to Shareholders’ Meetings appreciation proposals aiming at  increasing or reducing the capital share, share grouping, bonuses  or splits, merger, incorporation or spin-off transactions and reforms in the Company’s Bylaws;

j)      to deliberate upon associations, involving the Company or its Subsidiaries, including participation in shareholders’ agreements;

k)   to approve the monetary investment of resources resulting from fiscal incentives;

l)      to examine  and  deliberate upon budgets and financial statements submitted by the Board of Executive Officers;

m)             to assume decision-making powers on specific matters of the Company’s interest and to deliberate upon defaulting cases;

n)   to apportion the remuneration of Managers, established by the Shareholders’ Meeting and to determine bonuses for board members, executive officers and employees, when it intends to give them;

o)  to authorize, whenever necessary, the representation of the Company by a member of the Board of Executive Officers individually or by an attorney, in which case a respective mandate will indicate what actions may be practiced;

p)  to establish the remuneration of the Audit Committee members and of the Ombudsman;

q)  to approve the Corporate Report on Internal Controls Conformity and determine the adoption of strategies, policies and measures focused on the diffusion of a controlling and risk mitigation culture.

No amendments.
Sole Paragraph - The Board of Directors may assign special duties to the Board of Executive Officers and to any of its members, as well as establish committees to deal with specific matters.	No amendments.

Article 10)  The Chairman of the Board shall preside the meetings of this Body, as well as the Shareholders’ Meetings, being entitled to appoint any other member of the Board of Directors to proceed so.

No amendments.
Sole Paragraph - The Chairman of the Board may call the Board of Executive Officers and participate, together with other board members, in any of its meetings.	No amendments.
Article 11) The Board will quarterly meet and, whenever necessary, in special sessions convened by the Chairman, or by half of effective Board members. Minutes will be drawn up for every meeting.	No amendments.
Section VI - Board of Executive Officers	No amendments.

Article 12) The  Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 52 (fifty-two) to 97 (ninety-seven) members, distributed in the following position categories: Executive Directors: from 12 (twelve) to 26 (twenty-six) members, being 1 (one) Chief Executive Officer, from 5 (five) to 10 (ten) Executive Vice-Presidents and from 6 (six) to 15 (fifteen) Managing Directors; – Department Directors: from 27 (twenty-seven) to 47 (forty-seven) members; - Directors: from 6 (six) to 9 (nine) members; and Regional Directors: from 7 (seven) to 15 (fifteen) members.

No amendments.

Paragraph One - At every election, the Board of Directors will establish the number of positions to be filled, and designate, by appointing among the Executive Officers that it elects, those who will occupy the positions of Chief Executive Officer, Executive Vice-Presidents and Managing Directors, following the requirements of Articles 17, 18 and 19 of the present Corporate Bylaws.

No amendments.

Paragraph Two – The requirements provided for in item II of Article 18 and “caput” of Article 19, related to the Executive Directors, Department Directors and Directors, respectively, may be exceptionally waived by the Board up to the limit of ¼ (one fourth) of each of these position categories, except in relation to the Directors appointed to the positions of President and Vice-President.

No amendments.

Article 13)  The  Officers  of  the  Executive Board shall manage and represent the Company, having powers to bind it in any acts and agreements of its interest. The Offices may condescend and waive rights and acquire, sell and subject to an onus assets, with due regard to the provisions stated in item “e” of Article 9 of the present Bylaws.

No amendments.

Paragraph One - With due reservation to the exceptions expressly set forth herein, the Company will only be bound by the joint signatures of at least 2 (two) Officers, one of whom will be the Chief Executive Officer or Executive Vice-President.

No amendments.

Paragraph Two - The  Company may also be represented by at least 1 (one) Officer and 1 (one) attorney, or by  at  least 2 (two) especially constituted attorneys, jointly, in which case the respective power of attorney will establish their powers, the acts they may practice and its duration.

No amendments.
Paragraph Three – The Company may be also severally represented by any member of the Board of Executive officers or by attorney with specific powers, in the following cases:	No amendments.

a)  powers of attorney with "ad judicia" clause, assumption in which the power of attorney may have an indeterminate duration and may be empowered;

b)  receive judicial or extrajudicial summons or services of process;

c)  participation in biddings;

d)  representation in General Meetings of Shareholders or Quotaholders of companies or investment funds in which the Company holds interest, as well as of entities in which it is partner or affiliated company;

e)  representation in public agencies and authorities, provided that this does not imply the assumption of responsibilities and/or liabilities by the Company;

f)     in “legal testimonies”.

No amendments.
Paragraph Four - Department Directors and Directors are prohibited from practicing acts that imply the sale and encumbrance of assets and rights of the Company.	No amendments.
Article 14) In addition to the normal duties conferred upon them by law and by the present Bylaws, each member of the Board of Executive Officers will have the following responsibilities:	No amendments.

a)   the Chief Executive Officer shall preside the meetings of the Board of Executive Officers, besides supervising and coordinating the action of its members;

b)   Executive Vice-Presidents shall collaborate with the Chief Executive Officer in the performance of his duties;

c)   Managing Directors shall perform the duties assigned to them and report to the Chief Executive Officer and Executive Vice-Presidents;

d)   Department Directors shall conduct the activities of the Departments they work for and assist other members of the Board of Executive Officers;

e)   Directors shall guide and supervise the Service Branches under their jurisdiction and perform the duties assigned to them, reporting to the Board of Executive Officers.

No amendments.

Article 15)     The Executive Officers will hold general meetings on a weekly basis, and special meetings whenever necessary. The decisions taken will only be valid when more than half of the effective members attend the respective meeting. The presence of the Chief Executive Officers or his substitute, who will have the casting vote in the case of a tie, is obligatory. The special meetings will be held whenever called by the Chairman of the Board, the Chief Executive Officer, or further, by half of other Executive Officers.

No amendments.

Article 16) In the event of vacancy, absence or temporary unavailability of any Officer, including the Chief Executive Officer, it will be responsibility of the Board of Directors to appoint his substitute.

No amendments.

Article 17) To occupy the position of Officer, the Officer must dedicate himself full time to the service of the Company. The holding of the position of Officer of this Company concurrently with other positions or professional activities is incompatible, except when of the Company’s interest, and at the discretion of the Board of Directors.

No amendments.
Article 18) To hold the position of Executive Officer, the candidate must also satisfy, cumulatively, the following requirements on the election date:	No amendments.
I. be under 65 (sixty-five) years old; II. belong to the staff of employees or officers of the Company or of its subsidiaries for more than 10 (ten) years, with no interruptions.	No amendments.
Article 19) To hold the position of Department Director or Director, the candidate must be an employee or officer of the Company or of its subsidiaries and on the election date must:	No amendments.
I. Department Director - be under 62 (sixty-two) years old; II. Director - be under 60 (sixty) years old.	No amendments.
Section VII - Fiscal Council	No amendments.
Article 20) The Fiscal Council, a non-permanent body, will be constituted by 3 (three) to 5 (five) effective members, when installed, and an equal number of substitutes.	No amendments.
Section VIII - Audit Committee	No amendments.

Article 21)  The  Company will have an Audit Committee constituted by 3 (three) to 5 (five) members, with a 1 (one) year term of office, to be nominated and dismissed by the Board of Directors. One of the Committee members should be appointed as Coordinator.

No amendments.
Sole Paragraph - In addition to those provided for by law or regulations, these are also attributions of the Audit Committee:	No amendments.

a)  to recommend to the Board of Directors the company to be hired for rendering independent auditing services, its respective remuneration, as well as, its replacement;

b)  to review financial statements including foot notes, management reports and independent auditors’ report, prior to their disclosure to the market;

c)  to evaluate the effectiveness of both internal and independent audits regarding the fulfillment of legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes;

d)  to evaluate the fulfillment, by the Company’s Board of Executive Officers, of recommendations made by either internal or independent auditors, as well as to recommend to the Board of Directors the resolution of eventual conflicts between external auditors and the Board of Executive Officers;

e)  to establish and announce the procedures for the acceptance and treatment of information related to the noncompliance with legal and regulatory requirements applicable to the Company, in addition to regulations and internal codes, including the recommendation of procedures to protect the provider and the confidentiality of the information;

f)     to recommend to the Board of Executive Officers corrections or improvements in policies, practices and procedures included in its attributions;

g)  to hold meetings, at least on a quarterly basis, with the Company’s Board of Executive Officers and internal and external auditors;

h)   to verify, during its meetings, the fulfillment of its recommendations and/or explanations for its questions, including the planning of respective auditing works. Minutes of all meetings shall be drawn up;

i)      to establish operating rules for its functioning;

j)      to meet with the Fiscal Council and the Board of Directors, upon their request to discuss policies, practices and procedures identified under the scope of their respective incumbencies.

No amendments.
Section IX - Compliance and Internal Control Committee	No amendments.

Article 22) The Company will have a Compliance and Internal Control Committee constituted by up to 12 (twelve) members, to be nominated and dismissed by the Board of Directors, having a 1 (one) year term of office. One of the Committee members should be appointed as Coordinator.

No amendments.

Sole Paragraph - The Committee’s main objective will be to assist the Board of Directors in its attributions related to the adoption of strategies, policies and measures focused on the diffusion of internal control culture, risk mitigation and conformity to rules applicable to the Bradesco Organization.

No amendments.
Section X - Remuneration Committee	No amendments.

Article 23)   The Company will have a Remuneration Committee constituted by 3 (three) to 5 (five) members, to be nominated among the members of the Board of Directors, having a 1 (one) year term of office. One of the Committee members should be appointed as Coordinator.

No amendments.

Sole Paragraph - The Committee’s objective will be to propose to the Company’s Board of Directors  policies  and guidelines for the remuneration of its Statutory Officers, based on the performance goals established by the Board.

No amendments.
Section XI - The Ethical Conduct Committee	No amendments.

Article 24)   The Company will have an Ethical Conduct Committee comprised of up to 16 (sixteen) members, appointed and dismissed by the Board of Directors, with a term of office of 1 (one) year, and one of them must be appointed as Coordinator.

No amendments.

Sole Paragraph - The Committee will have as purpose to propose initiatives as to the dissemination and compliance with Bradesco Organization’s Codes of Ethical Conduct, both corporate and by sector, in order to ensure their efficiency and effectiveness.

No amendments.
Section XII – Risks and Capital Allocation Integrated Management Committee	No amendments.

Article 25) The company shall have a Risks and Capital Allocation Integrated  Management Committee, composed of up to 13 (thirteen) members, being one of them appointed as Coordinator, appointed and dismissed by the Board of Directors, for a 1 (one) year term of office.

No amendments.

Sole Paragraph – The Committee shall have the objective of assisting the Board of Directors in the performance of its attributions related to the approval of institutional policies and operating guidelines and to the establishment of limits of risk exposition, with a view to reach their effective management in the scope of Bradesco Organization, herein understood the economic and financial consolidated results.

No amendments.
Section XIII - Ombudsman	No amendments.

Article 26)          The Company shall have an Ombudsman which shall operate on behalf of all the Institutions composing the Bradesco Organization, authorized to operate by the Central Bank of Brazil, composed of 1 (one) Ombudsman, appointed and dismissed by the Board of Directors, with 1 (one) year term of office.

No amendments.
Paragraph One – The Ombudsman’s duty shall be the following:	No amendments.

a)  to ensure the strict observance to the legal and regulatory rules related to the consumer rights and work as a channel of communication among the Institutions provided for by “caput” of this Article, clients and users of products and services, including in the intervention in conflicts;

b)  to receive, register, guide, analyze and provide formal and proper treatment to complaints of clients and users of products and services of the Institutions provided for in “caput” of this Article, not solved by usual services provided by branches or any other service branches;

c)  to provide the necessary clarifications and to inform the claimants about the progress of their demands and the measures adopted;

d)  to inform the claimants about the term estimated for final answer, which may not exceed thirty days;

e)  to forward a conclusive answer to claimants’ demand until the term informed in letter “d”;

f)     to propose corrective measures to the Board of Directors, or improvement of procedures and routines, in view of the analysis of complaints received;

g)  to prepare and forward to the Board of Directors, to the Audit Committee and to the Internal Audit, at the end of each half-year period, a quantitative and qualitative report about the Ombudsman performance, containing propositions referred to by “f”, when existing.

No amendments.
Paragraph Two – The Company:	No amendments.

a)   will maintain adequate conditions for the operation of the Ombudsman, as well as, so that its performance is guided by transparency, independence, impartiality and exemption;

b)   will ensure the Ombudsman access to information necessary to prepare adequate answer to complaints received, with total administrative support, and may request information and documents for the performance of its activities.

No amendments.
Section XIV - Shareholders’ Meetings	No amendments.
Article 27) General and Special Shareholders’ Meetings will be:	No amendments.

a)  called by sending to the shareholders a minimum 15 (fifteen)-day notice;

b)  presided by the Chairman of the Board, or, in his absence, by his statutory substitute, who will invite one or more shareholders to act as Secretaries.

No amendments.
Section XV - Fiscal Year and Income Distribution	No amendments.
Article 28) The fiscal year coincides with the civil year, ending on December 31.	No amendments.

Article 29) Balance sheets will be prepared at the end of each semester, on June 30 and December 31 of every year. The Board of Executive Officers, subject to the approval of the Board of Directors, may determine the preparation of balance sheets for shorter periods of time, including monthly balance sheets.

No amendments.
Article 30) The Net Income, as defined in Article 191 of the Law # 6,404 as of December 15, 1976, accounted at every six-month or in the annual balance sheet will be allocated in the following order:	No amendments.

   I.     constitution of the Legal Reserve;

 II.     constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law # 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the  Shareholders’ Meeting;

III.     payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on own capital referred to in paragraphs two and three of this article, given that they are declared, guarantee to the  shareholders, at every fiscal year, as a  mandatory minimum dividend, 30% (thirty per cent) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article 202 of the Law # 6,404/76.

No amendments.

Paragraph One - The   Board of Executive Officers, subject to the approval  of the Board of Directors, is authorized to declare and pay interim dividends, especially six-monthly and monthly dividends, resulting from Retained Earnings or existing Profits Reserves.

No amendments.

Paragraph Two - The  Board of Executive Officers may, also, subject to  the   approval   of   the  Board,   authorize the distribution of profits to shareholders as interest on own capital, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto.

No amendments.

Paragraph Three - Any interest eventually paid to the shareholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Item III of the “caput” of this Article.

No amendments.

Article 31) The Net Income balance, recorded after the aforementioned distributions, will have the destination proposed by the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting, and may be fully allocated 100% (one hundred per cent) to Statutory Profit Reserves, in order to maintain an operating margin that is compatible with the development of the Company’s active operations, up to the limit of 95% (ninety-five per cent) of the Company’s paid-in capital share amount.

No amendments.

Sole Paragraph - In  the  event that  the proposal of the Board of  Executive  Officers  regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on own capital in an amount in excess of the mandatory dividend established in Article 30, Item III, and/or retention of profits pursuant to Article 196 of the Law # 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article will be determined after the full deduction of such allocations.

No amendments.

./.

Cidade de Deus, Osasco, SP, May 10th, 2010

Banco Bradesco S.A.

José Luiz Acar Pedro             Domingos Figueiredo de Abreu

Further needed clarifications may be obtained through the e-mail investidores@bradesco.com.br, in the Investor Relations Website – www.bradesco.com.br/ri or in Bradesco Branch Network.

./.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.